August 7, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Apollo Gold Corporation (the “Company”)
Request for Acceleration of Effective Date for
Registration Statement on Form S-3 filed April 4, 2007, as amended by Amendment No. 1 filed May 24, 2007, Amendment No. 2 filed June 25, 2007 and Amendment No. 3 filed July 18, 2007
SEC File No. 333-141877
(Carrier Reline)

Ladies and Gentlemen:

The undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will be effective at 12:00 P.M. Eastern Standard Time on August 10, 2007 or as soon thereafter as practicable.

The undersigned hereby acknowledges on behalf of the Company that as of the date hereof:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing please contact the undersigned at (720) 886-9656.

August 7, 2007

Sincerely,

/s/ Melvyn Williams

Melvyn Williams
Chief Financial Officer and Senior Vice President - Finance and Corporate Development